                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)


                          PHYSICIANS' SPECIALTY CORP.
                              (Name of the Issuer)

                               TA MERGERCO, INC.

                              TA ASSOCIATES, INC.
                              TA/ADVENT VIII, L.P.
                        TA/ATLANTIC AND PACIFIC IV, L.P.
                             TA EXECUTIVES FUND LLC
                                TA INVESTORS LLC

                               RICHARD D. BALLARD
                               GERALD R. BENJAMIN
                               ROBERT A. DIPROVA
                               LAWRENCE P. KRASKA
                              RAMIE A. TRITT, M.D.

                          PHYSICIANS' SPECIALTY CORP.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   718934102
                     (CUSIP Number of Class of Securities)


    Physicians' Specialty Corp.                 TA MergerCo, Inc.                    TA Associates, Inc.
       1150 Lake Hearn Drive                 c/o TA Associates, Inc.             125 High Street, Suite 2500
             Suite 640                     125 High Street, Suite 2500                 Boston, MA 02110
         Atlanta, GA 30342                       Boston, MA 02110                       (617) 574-6700
           (404) 256-7535                         (617) 574-6700

        TA/Advent VIII, L.P.             TA/Atlantic and Pacific IV, L.P.           TA Executives Fund LLC
      c/o TA Associates, Inc.                c/o TA Associates, Inc.               c/o TA Associates, Inc.
    125 High Street, Suite 2500            125 High Street, Suite 2500           125 High Street, Suite 2500
          Boston, MA 02110                       Boston, MA 02110                      Boston, MA 02110
           (617) 574-6700                         (617) 574-6700                        (617) 574-6700

          TA Investors LLC                      Richard D. Ballard                    Gerald R. Benjamin
      c/o TA Associates, Inc.                 1150 Lake Hearn Drive                 1150 Lake Hearn Drive
    125 High Street, Suite 2500                     Suite 640                             Suite 640
          Boston, MA 02110                      Atlanta, GA 30342                     Atlanta, GA 30342
           (617) 574-6700                         (404) 256-7535                        (404) 256-7535

         Robert A. DiProva                      Lawrence P. Kraska                   Ramie A. Tritt, M.D.
       1150 Lake Hearn Drive                  1150 Lake Hearn Drive                 1150 Lake Hearn Drive
             Suite 640                              Suite 640                             Suite 640
         Atlanta, GA 30342                      Atlanta, GA 30342                     Atlanta, GA 30342
           (404) 256-7535                         (404) 256-7535                        (404) 256-7535

                                                  WITH COPIES TO:

         John J. Kelley III                      Richard H. Brody                   Joseph L. Johnson III
          King & Spalding                      Troutman Sanders LLP              Goodwin, Procter & Hoar LLP
        191 Peachtree Street                   600 Peachtree Street                     Exchange Place
       Atlanta, Georgia 30303                 Atlanta, Georgia 30308             Boston, Massachusetts 02109
           (404) 572-4600                         (404) 885-3000                        (617) 570-1000


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

 This statement is filed in connection with (check the appropriate box):

 a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934. [X]
 b. The filing of a registration statement under the Securities Act of 1933. [ ]
 c.      A tender offer. [ ]
 d.      None of the above. [ ]

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------
        Transaction Value*                                   Amount of Filing Fee
---------------------------------------------------------------------------------
           $99,463,224..........................                  $19,893
---------------------------------------------------------------------------------

* For purposes of calculating the fee only. Assumes purchase of 9,472,688 shares of Common Stock, par value $.001 per share, of Physicians' Specialty Corp. at $10.50 per share.


Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [X]

Amount previously paid:             $19,893
Form or registration no.:           Preliminary Proxy Statement on Schedule 14A
Filing party:                       Physicians' Specialty Corp.
Date filed:                         July 14, 1999

         This Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the filing by Physicians' Specialty Corp. ("Physicians' Specialty") with the Securities and Exchange Commission (the "Commission") on August 27, 1999 of a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the stockholders of Physicians' Specialty to be held on _______, 1999. At such meeting, the stockholders of Physicians' Specialty will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement") by and among Physicians' Specialty and TA/Advent VIII, L.P., TA/Atlantic and Pacific IV, L.P., TA Investors LLC, TA Executives Fund LLC (collectively, the "TA Investors") and TA MergerCo, Inc. (the "Acquiror") pursuant to which the Acquiror will be merged with and into Physicians' Specialty.


         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.


                             CROSS REFERENCE SHEET



                                            CAPTION OR LOCATION IN THE
ITEM IN SCHEDULE 13E-3                             PROXY STATEMENT
----------------------              -------------------------------------------

---------------------------------------------------------------------------------------------------
Item 1(a)                           Cover Page; Summary--The Companies.
---------------------------------------------------------------------------------------------------
Item 1(b)                           Cover Page; Summary--Record Date; Voting Power; The
                                    Special Meeting--Record Date and Quorum Requirement.
---------------------------------------------------------------------------------------------------
Item 1(c)                           Summary--Market Information.
---------------------------------------------------------------------------------------------------
Item 1(d)                           Summary--Market Information.
---------------------------------------------------------------------------------------------------
Item 1(e)                           Summary--Market Information.
---------------------------------------------------------------------------------------------------
Item 1(f)                           Purchases of Common Stock by Certain Persons.
---------------------------------------------------------------------------------------------------
Item 2(a)-(d),(g)                   Summary--The Companies; Certain Information Concerning
                                    MergerCo and the Investor Group.
---------------------------------------------------------------------------------------------------
Item 2(e), (f)                      *
---------------------------------------------------------------------------------------------------
Item 3(a)(1)                        Special Factors--Conflicts of Interest.
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 3(a)(2)                        Special Factors--Background of the Merger;
                                    --The Special Committee's and the Board's
                                    Recommendation; --Conflicts of Interest;
                                    --Conduct of Physicians' Specialty Business
                                    after the Merger.
--------------------------------------------------------------------------------
Item 3(b)                           Special Factors--Background of the Merger;
                                    --Conflicts of Interest; --Financing of the
                                    Merger.
--------------------------------------------------------------------------------
Item 4(a)                           Questions and Answers about the Merger;
                                    Summary--Terms of the Merger Agreement;
                                    --Share Ownership of Physicians' Specialty
                                    following the Merger; --Appraisal Rights;
                                    Special Factors--Certain Effects of the
                                    Merger; --Conflicts of Interest; The
                                    Special Meeting--Effective Time of the
                                    Merger and Payment for Shares; The Merger;
                                    Rights of Dissenting Stockholders; Appendix
                                    A.
--------------------------------------------------------------------------------
Item 4(b)                           Questions and Answers about the Merger;
                                    Summary--Share Ownership of Physicians'
                                    Specialty following the Merger; --Conflicts
                                    of Interest; --Appraisal Rights; Special
                                    Factors--The Special Committee's and the
                                    Board's Recommendation; --Purpose and
                                    Reasons of the Management Sponsors, the TA
                                    Investors and TA Associates for the Merger;
                                    --Conflicts of Interest; --Certain Effects
                                    of the Merger; The Merger; Rights of
                                    Dissenting Stockholders.
--------------------------------------------------------------------------------
Item 5(a)-(b)                       Summary--Share Ownership of Physicians'
                                    Specialty following the Merger; Special
                                    Factors--Purpose and Reasons of the
                                    Management Sponsors, the TA Investors and
                                    TA Associates for the Merger; --Conflicts
                                    of Interest; --Certain Effects of the
                                    Merger; --Financing of the Merger; --Conduct
                                    of Physicians' Specialty Business After
                                    the Merger.
--------------------------------------------------------------------------------
Item 5(c)                           Summary--Conflicts of Interest; Special
                                    Factors--Conflicts of Interest; --Conduct
                                    of Physicians' Specialty Business After the
                                    Merger.
--------------------------------------------------------------------------------
Item 5(d)                           Summary--Share Ownership of Physicians'
                                    Specialty following the Merger; --Financing
                                    of the Merger; --Market Information;
                                    Special Factors--Conflicts of Interest;
                                    --Financing of the Merger; The
                                    Merger--Terms of the Merger
                                    Agreement--Terms of the Convertible
                                    Participating Preferred Stock and
                                    Redeemable Preferred Stock.
--------------------------------------------------------------------------------
Item 5(e)                           Special Factors--Certain Effects of the
                                    Merger; --Financing of the Merger;
                                    --Conduct of Physicians' Specialty Business
                                    After the Merger.
--------------------------------------------------------------------------------
Item 5(f)-(g)                       Special Factors--Certain Effects of the
                                    Merger.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 6(a)                           Summary--Financing of the Merger; Special
                                    Factors--Financing of the Merger.
--------------------------------------------------------------------------------
Item 6(b)                           The Merger--Estimated Fees and Expenses of
                                    the Merger.
--------------------------------------------------------------------------------
Item 6(c)                           Summary--Financing of the Merger; Special
                                    Factors--Financing of the Merger.
--------------------------------------------------------------------------------
Item 6(d)                           *
--------------------------------------------------------------------------------
Item 7(a)-(c)                       Questions and Answers about the Merger;
                                    Summary; Special Factors--Background of the
                                    Merger; --The Special Committee's and the
                                    Board's Recommendation; --Opinion of
                                    Financial Advisor; --Purpose and Reasons of
                                    the Management Sponsors, the TA Investors
                                    and TA Associates for the Merger;
                                    --Conflicts of Interest; The Merger.
--------------------------------------------------------------------------------
Item 7(d)                           Questions and Answers about the Merger;
                                    Summary; Special Factors--Background of the
                                    Merger; --Purpose and Reasons of the
                                    Management Sponsors, the TA Investors and
                                    TA Associates for the Merger; --Conflicts of
                                    Interest; --Certain Effects of the Merger;
                                     --Financing of the Merger; --Conduct of
                                    Physicians' Specialty Business After the
                                    Merger; Rights of Dissenting Stockholders;
                                    Federal Income Tax Consequences; Security
                                    Ownership of Certain Beneficial Owners and
                                    Management.
--------------------------------------------------------------------------------
Item 8(a)-(b)                       Questions and Answers about the Merger;
                                    Summary--Recommendations; --Opinion of
                                    Financial Advisor; --Conflicts of Interest;
                                    Special Factors--Background of the Merger;
                                    --The Special Committee's and the Board's
                                    Recommendation; --Opinion of Financial
                                    Advisor; --Position of the Management
                                    Sponsors, the TA Investors and TA Associates
                                    as to Fairness of the Merger; --Conflicts of
                                    Interest.
--------------------------------------------------------------------------------
Item 8(c)                           Questions and Answers about the Merger;
                                    Summary--Vote Required; The Special
                                    Meeting--Voting Procedures; The Merger
                                    --Terms of the Merger Agreement.
--------------------------------------------------------------------------------
Item 8(d)                           Summary--Opinion of Financial Advisor;
                                    Special Factors--Background of the Merger;
                                    --The Special Committee's and the Board's
                                    Recommendation; --Opinion of Financial
                                    Advisor.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 8(e)                           Questions and Answers about the Merger;
                                    Summary--Recommendations; Special
                                    Factors--Background of the Merger; --The
                                    Special Committee's and the Board's
                                    Recommendation.
--------------------------------------------------------------------------------
Item 8(f)                           *
--------------------------------------------------------------------------------
Item 9(a)-(c)                       Summary--Opinion of Financial Advisor;
                                    Special Factors--Background of the Merger;
                                    --The Special Committee's and the Board's
                                    Recommendation; --Opinion of Financial
                                    Advisor; --Conflicts of Interest; Appendix
                                    B.
--------------------------------------------------------------------------------
Item 10(a)                          Security Ownership of Certain Beneficial
                                    Owners and Management.
--------------------------------------------------------------------------------
Item 10(b)                          Purchases of Common Stock by Certain
                                    Persons.
--------------------------------------------------------------------------------
Item 11                             Questions and Answers about the Merger;
                                    Summary--Terms of the Merger Agreement;
                                    Special Factors--Background of the Merger;
                                    --Conflicts of Interest; --Financing of the
                                    Merger; The Merger; Appendix A.
--------------------------------------------------------------------------------
Item 12(a)-(b)                      Summary--Recommendations; --Share Ownership
                                    of Physicians' Specialty following the
                                    Merger; --Conflicts of Interest; Special
                                    Factors--The Special Committee's and the
                                    Board's Recommendation; --Purpose and
                                    Reasons of the Management Sponsors, the TA
                                    Investors and TA Associates for the
                                    Merger; --Financing of the Merger.
--------------------------------------------------------------------------------
Item 13(a)                          Summary--Appraisal Rights; Rights of
                                    Dissenting Stockholders; Appendix C.
--------------------------------------------------------------------------------
Item 13(b)                          *
--------------------------------------------------------------------------------
Item 13(c)                          *
--------------------------------------------------------------------------------
Item 14(a)                          Summary--Selected Consolidated Financial
                                    Data;--Consolidated Ratios of Earnings to
                                    Fixed Charges and Book Value per Share;
                                    Incorporation of Certain Documents by
                                    Reference; Index to Financial Statements.
--------------------------------------------------------------------------------
Item 14(b)                          Summary--Unaudited Pro Forma Consolidated
                                    Financial Statements; --Consolidated Ratios
                                    of Earnings to Fixed Charges and Book Value
                                    per Share.
--------------------------------------------------------------------------------
Item 15(a)-(b)                      The Special Meeting--Proxy Solicitation.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 16                             The entirety of the Proxy Statement and its
                                    appendices are incorporated herein by
                                    reference.
--------------------------------------------------------------------------------
Item 17(a)-(f)                      *
--------------------------------------------------------------------------------

--------------
*Not applicable or answer is negative.

ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE
                  TRANSACTION.

         (a) The information set forth on the cover page to the Proxy Statement and in the section entitled "Summary--The Companies" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date; Voting Power" and "The Special Meeting--Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Summary-- Market Information" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Summary-- Market Information" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the section entitled "Summary-- Market Information" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in the section entitled "Purchases of Common Stock by Certain Persons" of the Proxy Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by Physicians' Specialty, the Acquiror, the TA Investors, TA Associates, Inc., Richard D. Ballard, Gerald
R. Benjamin, Robert A. DiProva, Lawrence P. Kraska and Ramie A. Tritt, M.D. The information set forth in the sections entitled "Summary--The Companies" and "Certain Information Concerning MergerCo and the Investor Group" of the Proxy Statement is incorporated herein by reference.

         (e), (f) None of the TA Investors, TA Associates, Inc., the Acquiror or any executive officer, director or person controlling the Acquiror, the TA Investors, TA Associates or, Richard D. Ballard, Gerald R. Benjamin, Robert A. DiProva, Lawrence P. Kraska or Ramie A. Tritt, M.D. has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the section entitled "Special Factors--Conflicts of Interest" is incorporated herein by reference.

         (a)(2) The information set forth in the sections entitled "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest" and "--Conduct of Physicians' Specialty Business after the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Terms of the Merger Agreement," "--Share Ownership of Physicians' Specialty following the Merger," "--Appraisal Rights," "Special Factors--Certain Effects of the Merger," "--Conflicts of Interest," "The Special Meeting--Effective Time of the Merger and Payment for Shares," "The Merger" and "Rights of Dissenting Stockholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Share Ownership of Physicians' Specialty following the Merger," "--Conflicts of Interest," "--Appraisal Rights," "Special Factors--The Special Committee's and the Board's Recommendation," "--Purpose and Reasons of the Management Sponsors, the TA Investors and TA Associates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "The Merger" and "Rights of Dissenting Stockholders" of the Proxy Statement is incorporated herein by reference.

ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(b) The information set forth in the sections entitled "Summary--Share Ownership of Physicians' Specialty following the Merger," "Special Factors--Purpose and Reasons of the Management Sponsors, the TA Investors and TA Associates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger" and "--Conduct of Physicians' Specialty Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Summary--Conflicts of Interest," "Special Factors--Conflicts of Interest" and "--Conduct of Physicians' Specialty Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary-- Share Ownership of Physicians' Specialty following the Merger," "--Financing of the Merger", "--Market Information," "Special Factors--Conflicts of Interest," "--Financing of the Merger" and "The Merger--Terms of the Merger Agreement--Terms of the Convertible Participating Preferred Stock and Redeemable Preferred Stock" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Special Factors--Certain Effects of the Merger," "--Financing of the Merger" and "--Conduct of Physicians' Specialty Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (f)-(g) The information set forth in the section entitled "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the sections entitled "Summary--Financing of the Merger" and "Special Factors--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Estimated Fees and Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Summary--Financing of the Merger" and "Special Factors--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d)      Not applicable.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of the Management Sponsors, the TA Investors and TA Associates for the Merger" "--Conflicts of Interest" and "The Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Management Sponsors, the TA Investors and TA Associates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "--Conduct of Physicians' Specialty Business After the Merger," "Rights of Dissenting Stockholders," "Federal Income Tax Consequences" and "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Recommendations," "--Opinion of Financial Advisor," "--Conflicts of Interest," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Management Sponsors, the TA Investors and TA Associates as to Fairness of the Merger," and "--Conflicts of Interest" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Vote Required," "The Special Meeting--Voting Procedures" and "The Merger--Terms of the Merger
Agreement."

         (d) The information set forth in the sections entitled "Summary--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Recommendations," "Special Factors--Background of the Merger," "-- The Special Committee's and the Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

         (f)      not applicable.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "Summary--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor" and "--Conflicts of Interest" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "Purchase of Common Stock by Certain Persons" of the Proxy Statement is incorporated herein by reference.

ITEM 11.          CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
                  RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Terms of the Merger Agreement," "Special Factors--Background of the Merger," "--Conflicts of Interest," "--Financing of the Merger" and "The Merger" of the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 12.          PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
                  PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "Summary--Recommendations," "-- Share Ownership of Physicians' Specialty following the Merger," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation," "--Purpose and Reasons of the Management Sponsors, the TA Investors and TA Associates for the Merger" and "--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Summary--Appraisal Rights" and "Rights of Dissenting Stockholders" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

ITEM 14.          FINANCIAL INFORMATION.

         (a) The relevant financial information set forth under the sections entitled "Summary- -Selected Consolidated Financial Data," "--Consolidated Ratios of Earnings to Fixed Charges and Book Value per Share," "Incorporation of Certain Documents by Reference," and "Index to Financial Statements" of the Proxy Statement is incorporated herein by reference.

         (b) The relevant financial information set forth under the section entitled "Summary-- Unaudited Pro Forma Consolidated Financial Statements" and "--Consolidated Ratios of Earnings to Fixed Charges and Book Value per Share" of the Proxy Statement is incorporated herein by reference.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement and its appendices are incorporated herein by reference.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.


         (a)(1)   Commitment Letter dated June 10, 1999 by and among
                  Physicians' Specialty Corp., TA Associates, Inc., First Union
                  National Bank and First Union Markets Corp.*

         (a)(2)   Commitment Letter dated June 9, 1999 by and among Physicians'
                  Specialty Corp., TA Associates, Inc., and Allied Capital
                  Corporation.*

         (b)(1)   Opinion of The Robinson-Humphrey Company, LLC dated June 12,
                  1999 (included as Appendix B to the Preliminary Proxy
                  Statement, which is filed herewith as Exhibit (d)(3)).

         (b)(2)   Financial Analysis Presentation materials prepared by The
                  Robinson-Humphrey Company, LLC in connection with providing its opinion to the Special Committee on June 12, 1999.*

         (c)(1) Agreement and Plan of Merger dated as of June 14, 1999 by and among Physicians' Specialty Corp., TA MergerCo, Inc.,
                  TA/Advent VIII, L.P., TA/ Atlantic and Pacific IV, L.P., TA
                  Investors LLC and TA Executives Fund LLC (included as Appendix
                  A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (c)(2)   Stock Option Exercise and Termination Agreement dated as of
                  June 14, 1999 by and among Physicians' Specialty Corp and each of the individuals listed on Exhibit A thereto.*

         (c)(3)   Voting Agreement dated as of June 14, 1999 among TA MergerCo,
                  Inc., the persons listed on Exhibit A thereto, and Physicians' Specialty Corp.*

         (c)(4)   Rollover Agreement dated as of June 14, 1999 by and among TA
                  MergerCo, Inc. and each of the entities listed on the signature pages attached thereto.*

         (c)(5) Stock Purchase Agreement dated as of June 14, 1999 by and among TA/Advent VIII, L.P., TA/Atlantic and Pacific IV, L.P.,
                  TA Executives Fund LLC , TA

                  Investors LLC and the holders of the capital stock of Physicians' Specialty Corp. listed on Exhibit A thereto.*

         (c)(6) Registration Rights Agreement dated as of June 14, 1999 by and among TA MergerCo, Inc. and each of the persons listed on the signature pages attached thereto.*

         (c)(7) Stockholders Agreement dated as of June 14, 1999 by and among TA MergerCo, Inc. and each of the persons listed on the signature pages attached thereto.*

         (c)(8)   Amendment to Executive Employment Agreement dated as of June
                  14, 1999 between Physicians' Specialty Corp. and Richard D.
                  Ballard.*

         (c)(9)   Amendment to Executive Employment Agreement dated as of June
                  14, 1999 between Physicians' Specialty Corp. and Gerald R.
                  Benjamin.*

         (c)(10)  Amendment to Executive Employment Agreement dated as of June
                  14, 1999 between Physicians' Specialty Corp. and Lawrence P.
                  Kraska.*

         (c)(11)  Amendment to Executive Employment Agreement dated as of June
                  14, 1999 between Physicians' Specialty Corp. and Ramie A.
                  Tritt, M.D.*

         (c)(12) Right of First Offer Agreement dated as of June 14, 1999 by and among Ramie A. Tritt, M.D. and TA/Advent VIII, L.P.,
                  TA/Atlantic and Pacific IV, L.P., TA Investors LLC, and TA
                  Executives Fund LLC.*

         (d)(1)   Letter to Stockholders (included in the Preliminary Proxy
                  Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(2)   Notice of Special Meeting of Stockholders (included in the
                  Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(3)   Preliminary Proxy Statement, dated August 27, 1999.

         (d)(4) Form of Proxy (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(5) Press Release issued by Physicians' Specialty Corp. dated as of June 14, 1999 (incorporated by reference to the Current
                  Report on Form 8-K filed by Physicians' Specialty on
                  June 18, 1999).


         (e)      Text of Section 262 of the Delaware General Corporation Law
                  (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (f)      Not applicable

        99.1      Powers of Attorney*


-------------------------
* Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                              PHYSICIANS' SPECIALTY CORP.


                              By:/s/ RAMIE A. TRITT
                                 --------------------------------------------
                                 Name:  Ramie A. Tritt, M.D.
Dated: August 27, 1999           Title: Chairman and President




                              TA MERGERCO, INC.


                              By:/s/ RICHARD TADLER
                                 --------------------------------------------
                                 Name:  Richard Tadler
Dated: August 27, 1999           Title: President and Chief Executive Officer



                              TA ASSOCIATES, INC.


Dated: August 27, 1999        By:/s/ RICHARD TADLER
                                 --------------------------------------------
                                 Name:  Richard Tadler
                                 Title: Managing Director



                              TA/ADVENT VIII, L.P.


                              By: TA ASSOCIATES VIII LLC
                                  Sole General Partner


                                       By: TA ASSOCIATES, INC.
                                           Manager

Dated: August 27, 1999                 By: /s/ RICHARD TADLER
                                           ----------------------------------
                                           Name:  Richard Tadler
                                           Title: Managing Director

                                      TA/ATLANTIC AND PACIFIC IV, L.P.

                                      By: TA ASSOCIATES AP IV, L.P.
                                          Sole General Partner


                                          By: TA ASSOCIATES, INC.
                                              Sole General Partner


Dated: August 27, 1999                      By: /s/ Richard Tadler
                                             ----------------------------------
                                             Name: Richard Tadler
                                             Title: Managing Director



                                      TA EXECUTIVES FUND LLC


                                      By:   TA ASSOCIATES, INC.
                                            Manager


Dated: August 27, 1999                  By: /s/ Richard Tadler
                                         --------------------------------------
                                         Name: Richard Tadler
                                         Title: Managing Director



                                      TA INVESTORS LLC


                                      By: TA ASSOCIATES, INC.
                                             Manager


Dated: August 27, 1999                  By: /s/ Richard Tadler
                                         --------------------------------------
                                         Name: Richard Tadler
                                         Title: Managing Director

                                  RAMIE A. TRITT


Dated: August 27, 1999            * /s/  RAMIE A. TRITT
       -------------              -----------------------------------



                                  RICHARD D. BALLARD


Dated: August 27, 1999            * /s/  RICHARD D. BALLARD
       -------------              -----------------------------------




                                  GERALD R. BENJAMIN



Dated: August 27, 1999              /s/  GERALD R. BENJAMIN
       -------------              -----------------------------------



                                  LAWRENCE P. KRASKA



Dated: August 27, 1999            * /s/  LAWRENCE P. KRASKA
       -------------              -----------------------------------



                                  ROBERT A. DIPROVA



Dated: August 27, 1999            * /s/  ROBERT A. DIPROVA
       -------------              -----------------------------------






                                    /s/  GERALD R. BENJAMIN
                                  -----------------------------------

                                    * By Gerald R. Benjamin, as Attorney-in-Fact
                                      for the persons indicated.

                                 EXHIBIT INDEX



EXHIBIT NO.         DESCRIPTION                                                        PAGE NUMBER
-----------         -----------                                                        -----------

(a)(1) Commitment Letter dated June 10, 1999 by and among Physicians' Specialty Corp., TA Associates,
                    Inc., First Union National Bank and First Union
                    Markets Corp.*

(a)(2)              Commitment Letter dated June 9, 1999 by and among
                    Physicians' Specialty Corp., TA Associates, Inc., and
                    Allied Capital Corporation.*

(b)(1)              Opinion of The Robinson-Humphrey Company, LLC dated June
                    12, 1999 (included as Appendix B to the Preliminary Proxy
                    Statement, which is filed herewith as Exhibit (d)(3)).

(b)(2)              Financial Analysis Presentation materials prepared by The
                    Robinson-Humphrey Company, LLC in connection with providing its opinion to the Special Committee on June 14, 1999.*

(c)(1) Agreement and Plan of Merger dated as of June 14, 1999 by and among Physicians' Specialty Corp., TA MergerCo, Inc.,
                    TA/Advent VIII, L.P., TA/Atlantic and Pacific IV, L.P., TA
                    Investors LLC and TA Executives Fund LLC (included as
                    Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(c)(2)              Stock Option Exercise and Termination Agreement dated as of
                    June 14, 1999 by and among Physicians' Specialty Corp and each of the individuals listed on Exhibit A thereto.*

(c)(3)              Voting Agreement dated as of June 14, 1999 among TA
                    MergerCo, Inc., the persons listed on Exhibit A thereto, and Physicians' Specialty Corp.*

(c)(4) Rollover Agreement dated as of June 14, 1999 by and among TA MergerCo, Inc. and each of the entities listed on the signature pages attached thereto.*

(c)(5) Stock Purchase Agreement dates as of June 14, 1999 by and among TA/Advent VIII, L.P., TA/Atlantic and Pacific IV,
                    L.P., TA Executives Fund LLC , TA Investors

                    LLC and the holders of the capital stock of Physicians'
                    Specialty Corp. listed on Exhibit A thereto.*

(c)(6) Registration Rights Agreement dated as of June 14, 1999 by and among TA MergerCo, Inc. and each of the persons listed on the signature pages attached thereto.*

(c)(7) Stockholders Agreement dated as of June 14, 1999 by and among TA MergerCo, Inc. and each of the persons listed on the signature pages attached thereto.*

(c)(8)              Amendment to Executive Employment Agreement dated as of
                    June 14, 1999 between Physicians' Specialty Corp.
                    and Richard D. Ballard.*

(c)(9)              Amendment to Executive Employment Agreement dated as of
                    June 14, 1999 between Physicians' Specialty Corp.
                    and Gerald R. Benjamin.*
 .
(c)(10)             Amendment to Executive Employment Agreement dated as of
                    June 14, 1999 between Physicians' Specialty Corp.
                    and Lawrence P. Kraska.*

(c)(11)             Amendment to Executive Employment Agreement dated as of
                    June 14, 1999 between Physicians' Specialty Corp.
                    and Ramie A. Tritt, M.D.*

(c)(12) Right of First Offer Agreement dated as of June 14, 1999 by and among Ramie A. Tritt, M.D. and TA/Advent VIII, L.P.,
                    TA/Atlantic and Pacific IV, L.P., TA Investors LLC, and TA
                    Executives Fund LLC.*

(d)(1)              Letter to Stockholders (included in the Preliminary Proxy
                    Statement, which is filed herewith as Exhibit (d)(3)).

(d)(2)              Notice of Special Meeting of Stockholders (included in the
                    Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(d)(3)              Preliminary Proxy Statement, dated August 27, 1999.

(d)(4)              Form of Proxy (included in the Preliminary Proxy
                    Statement, which is filed herewith as Exhibit (d)(3)).

(d)(5)              Press Release issued by Physicians' Specialty Corp.
                    dated as of June 14, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Physicians'
                    Specialty on June 18, 1999).

(e)                 Text of Section 262 of the Delaware General Corporation Law
                    (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

99.1                Powers of Attorney*



-----------------
* Previously filed